Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 Publicly quoted Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

With regard to the article published in today's edition of the *O Globo* newspaper, Itaú Unibanco wishes to advise that it categorically repudiates any attempt to tie the party-political donations, made in a legal and transparent manner, to unethical behavior to occasionally serve the organization's interests in the case of the approved merger between Itaú and Unibanco announced in November 2008. In the presidential elections of 2006, 2010 and 2014, all donations by Itaú Unibanco to the candidates that were leading the opinion polls were strictly equal, in addition to being very similar in each of the three years. The numbers shown below lay to rest any supposition that the bank allocated preference to this or that party, or that it in any manner made party political donations for its own benefit.

Year	Candidate	Party	Amount donated (R$ millions)
2006	Lula	PT	3.5
2006	Geraldo Alckmin	PSDB	3.5
2010	Dilma Rousseff	PT	4.0
2010	José Serra	PSDB	4.0
2014	Dilma Rousseff	PT	4.0
2014	Aécio Neves	PSDB	4.0

The merger between Itaú and Unibanco was approved by the proper authorities, strictly in accordance with their routines and rites of approval. It should be pointed out that a series of conditions was imposed for approving the transaction, and Itaú Unibanco fully complied with all of them.

Itaú Unibanco deplores that its name may have been inappropriately used, so that a defendant, who has admitted to the charges, could obtain advantages in arrangements with the courts, and it will evaluate the appropriate legal measures.

Itaú Unibanco is at the disposal of the authorities for any clarifications that may be necessary.

São Paulo, July 19, 2019.

Alexsandro Broedel
Group Executive Finance Director and Head of Investor Relations